Exhibit 99.1

Dejour Energy Inc. Highlights 2010 Year End Results

Achieves Significant Year over Year Operating Improvement

•	Proved and Probable Reserves		32.6 Million BOE
•	Present Value	(discounted 10%)	$181 Million
•	Net Book Value of Energy Properties		$40 Million
•	Revenues		$8,154,000 vs. $6,786,000 +20.2%
•	Operating Netback	(non GAAP)	$4,237,000 vs. $3,302,000 +28.3%
•	Positive EBITDA	(non GAAP)	$192,000 vs. ($6,685,000)
•	Adjusted EBITDA	(non GAAP)	$822,000 vs. ($63,000)
•	Operating Cash Flow	(non GAAP)	($137,000) vs. ($1,119,000)
•	Net Loss		($0.05)/share vs. ($0.16)/share

Denver, Colorado, March 31, 2011 — Dejour Energy, Inc. (NYSE-AMEX: DEJ / TSX: DEJ) (“Dejour”), an independent oil and natural gas company operating multiple exploration and production projects in Northeastern British Columbia and Western Colorado, today announced the release of its financial results for the fourth quarter and full year period ended December 31, 2010.

Q4 2010 Key achievements

In the 4th quarter of 2010, Dejour continued its long-term focus on increasing production and operational efficiency at the Drake/Woodrush properties, while maintaining all prospective acreage holdings and positioning for renewed drilling activities as both the business environment and commodity prices improved.  As previously announced, Dejour initiated a waterflood program intended to improve future oil recovery in the Halfway Oil Pool at the Woodrush Field, Northeast British Columbia that was subsequently completed in Q1 2011 as indicated.  The Company forecasted, on a temporary basis, to experience lower sequential operating revenue and cash flow in Q4 2010 as compared to Q3 2010 during the waterflood implementation period. Dejour exceeded revenue guidance of $8,000,000 for 2010 through a combination of Q4 operating revenue and the proceeds from the previously announced disposition of a non-core property during the period.

2011 Outlook

“We look forward to an eventful 2011 given the furtherance of several of our key U.S. and Canadian resource projects. We have branded ourselves as Dejour Energy to further identify our organization as a progressive exploration and production company. Our recently completed waterflood at Woodrush represents a significant milestone in the evolution of Dejour, and this event, along with the potential of additional resource development via our recently announced Canadian JV partnership, provides upside for resource expansion. With the trend of oil prices rising into 2011, plus more favorable natural gas pricing and the development of high profile production at Gibson Gulch in Western Colorado by major companies such as Barrett and Williams, Dejour’s management is encouraged by the potential realization of significant values for our U.S. property portfolio,” states Robert Hodgkinson, Co-Chairman and CEO.

Summary of Selected Financial Highlights

		Three months ended December 31,		For the year ended December 31,
		2010	2009	2010	2009
		$	$	$	$
Revenue	Note(1)	1,536,000	1,346,000	8,154,000	6,786,000
Net loss	Note(2)	(1,451,000)	(7,049,000)	(5,165,000)	(12,807,000)
Net loss per share	Note(3)	(0.01)	(0.08)	(0.05)	(0.16)
Operating cash flow (1)		(406,000)	(497,000)	(137,000)	(1,119,000)
Operating netback (1)	Note(4)	799,000	893,000	4,237,000	3,302,000
EBITDA (1)	Note(5)	(360,000)	(5,987,000)	192,000	(6,685,000)
Adjusted EBITDA (1)	Note(6)	(204,000)	(395,000)	822,000	(63,000)

(1)	Operating cash flow, Operating netback, EBITDA and Adjusted EBITDA are non-GAAP measures and are defined in details in the “Non-GAAP Measures” at the end of this press release.

Notes:
(1)
Revenue for Q4 2010 and fiscal 2010 increased when compared to Q4 2009 and fiscal 2009. The increase in revenue was mainly attributable to the increased oil and gas production from the two new wells in the Woodrush area that commenced production in May 2010.  However, this was partly offset by the result of disposition of 100% interest in the Carson Creek and 25% interest in the Drake/Woodrush properties in 2009.

(2)
Decrease in net loss for fiscal 2010 over fiscal 2009 was due to higher revenues and lower depletion expenses and general and administrative expenses. In addition, the decrease in net loss was attributable to no impairment of oil and gas properties recorded for the current year.

Net loss for Q4 2010 decreased to $1,451,000 from $7,049,000 for Q4 2009. The decrease in net loss was attributable to no impairment of oil and gas properties recorded for the current quarter.

(3)	Net loss per share for Q4 2010 and fiscal 2010 decreased when compared to Q4 2009 and fiscal 2009. The decrease was mainly the result of lower net loss for the current periods.

(4)
Increase in operating netbacks for fiscal 2010 over fiscal 2009 was mainly due to higher revenues and lower operating and transportation expenses. This was partly offset by increased royalties for the current year.

Decrease in operating netbacks for Q4 2010 over Q4 2009 was due to higher royalties and operating and transportation expenses. This was partly offset by higher revenues.

(5)
For fiscal 2010, EBITDA was $6,877,000 higher than fiscal 2009. It was primarily due to lower net loss for the current year.  In 2009, the Company recorded an impairment loss of $5,360,000 on its oil & gas properties.

(6)	For fiscal 2010, Adjusted EBITDA was $885,000 higher than fiscal 2009. It was primarily due to higher EBITDA for the current year due to higher revenue from oil & gas production.

Summary of Selected Operational Highlights

Dejour Energy (Alberta) Production and Netback Summary

		Three Months Ended December 31,		For the Year Ended December 31,
		2010	2009	2010	2009
Production Volumes:
Oil and natural gas liquids (bbls)		13,698	14,106	86,119	74,282
Gas (mcf)		148,489	89,082	548,890	566,158
Total (BOE)	Note (1)	38,455	28,842	177,599	166,353

Average Price Received (Wellhead):
Oil and natural gas liquids ($/bbls)		71.17	64.07	67.46	54.63
Gas ($/mcf)		3.73	4.19	4.13	4.35
Total ($/BOE)		39.76	44.28	45.53	38.92

Royalties ($/BOE)	Note (2)	4.64	2.18	7.39	3.42
Operating and Transportation Expenses ($/BOE)	Note (3)	14.54	11.36	14.67	17.55
Netbacks ($/BOE)	Note (4)	20.58	30.75	23.48	17.95

Notes:

(1)	The increase in production was mainly due to the two new wells commenced production in May 2010.

(2)
Royalties of $4.64 per BOE for Q4 2010 and $4.39 per BOE for fiscal 2010 were higher than the prior year’s quarter of $2.18 per BOE and $3.42 per BOE in fiscal 2009 respectively. The increase was due to higher oil production, which is subject to higher royalty rate compared to the royalty rate for natural gas. During fiscal 2009, the British Columbia provincial government approved a royalty holiday for the first 72,000 barrels of oil production on one of the Company’s oil wells.  The Company received a royalty credit of $280,000 from the BC provincial government, resulting in a substantially lower royalty for the quarter.

(3)
Operating and transportation expenses for Q4 2010 increased to $14.54 per BOE from $11.36 per BOE for Q4 2009.  The increase was mainly due to higher maintenance and service costs associated with the new well commenced production in the current quarter.

Operating and transportation expenses for fiscal 2010 decreased to $14.67 per BOE from $17.55 per BOE for fiscal 2009 despite higher revenues.  The decrease was also attributable to the addition of production from three new wells in Woodrush and the positive impact to the Company’s operations as a result of the installation of the rental compressor, which lowered the ongoing compression costs and operating costs.

(4)
Operating netbacks for the current quarter decreased to $20.58 per BOE from $30.75 per BOE for Q4 2009. The decrease was mainly due to lower natural gas price and restricted oil production pending waterflood initiation.

Operating netbacks for fiscal 2010 increased to $23.48 per BOE from $17.95 per BOE for fiscal 2009. The increase was mainly due to higher oil price, lower operating and transportation expenses. This was partly offset by increased royalties for the current year.

Liquidity and Capital Resources

Working Capital

The Company had cash and cash equivalents of $4,758,000 as at December 31, 2010.  In addition to the cash balance, the Company also had accounts receivable of $689,000, most of which related to December 2010 oil and gas sales and had been received subsequent to December 31, 2010.

Our investing activities during the year ended December 31, 2010 were financed primarily by the proceeds raised from the issuance of flow-through shares and draw down of bridge loan during the year.

Subsequent to December 31, 2010, the Company also raised net proceeds of approximately $2.9 million in equity under challenging market conditions, allowing Dejour to support the accelerated development of the Drake/Woodrush properties and retire certain debt obligations.

Bank Loan and Bridge Loan Financing

During the year ended December 31, 2010, the bank line of credit of $850,000 was paid off in full in cash.

In March 2010, the Company negotiated a credit facility for a bridge loan of up to $5,000,000. This facility is secured by a first floating charge over all assets of DEAL, bears interest at 12% per annum and was due September 22, 2010 but was extended to March 31, 2011.  In March 2011, the lender approved to extend the due date of the loan to April 30, 2011 and the Company is in discussion with the lender for further extension.

During the year ended December 31, 2010, the Company made principal payment of $100,000 and reduced the outstanding balance to $4,800,000.  Subsequent to December 31, 2010, the Company made principal repayment of $300,000, bring the outstanding balance to $4.5 million as at March 31, 2011.  This facility is used to support the development of its oil and gas properties in the Drake/Woodrush area.

Related Party Loans

The Company repaid a total of $2,208,000 of related party loans during fiscal 2010.  Subsequent to December 31, 2010, the Company repaid another $250,000 and no related party loans are outstanding as at March 31, 2011.

Consolidated Condensed Balance Sheets

	As at December 31, 2010	As at December 31, 2009

Assets:

Cash and cash equivalents	$4,758,000	$2,733,000
Other current assets	781,000	851,000
Equipment	103,000	115,000
Other non-current assets	40,713,000	42,187,000
Total assets	$46,355,000	$45,886,000

Liabilities and shareholders’ equity:

Bank line of credit and bridge loan	$4,800,000	$850,000
Current liabilities	2,473,000	2,753,000
Loans from related parties	250,000	2,345,000
Other long-term liabilities	573,000	249,000
Shareholders’ equity	38,259,000	39,689,000
Total liabilities and shareholders’ equity	$46,355,000	$45,886,000

Consolidated Statements of Operations and Deficit

	For the three months ended December 31,		For the Year Ended December 31,
	2010	2009	2010	2009

Revenues:
Oil and natural gas revenue	$1,529,000	$1,340,000	$8,086,000	$6,471,000
Realized financial instrument gain	7,000	6,000	68,000	315,000
	1,536,000	1,346,000	8,154,000	6,786,000
Expenses:
Royalties	178,000	63,000	1,312,000	569,000
Operating and transportation	559,000	390,000	2,605,000	2,915,000
General and administrative	997,000	1,203,000	3,424,000	4,038,000
Interest expense and finance fee	239,000	157,000	1,075,000	819,000
Stock-based compensation	156,000	198,000	620,000	697,000
Foreign exchange loss (gain)	16,000	131,000	28,000	(257,000)
Impairment of oil and gas properties	-	5,360,000	-	5,360,000
Amortization, depletion and accretion	1,357,000	904,000	5,250,000	6,437,000
	3,502,000	8,406,000	14,314,000	20,578,000

Loss before the following and income taxes	(1,966,000)	(7,060,000)	(6,160,000)	(13,792,000)
Interest and other income	11,000	45,000	37,000	417,000
Loss on disposition of investment	-	-	-	(274,000)
Equity loss from Titan	-	-	-	(143,000)
Impairment of uranium properties	-	(34,000)	(10,000)	(148,000)
Loss before income taxes	(1,955,000)	(7,049,000)	(6,133,000)	(13,940,000)

Future income taxes recovery	504,000	-	968,000	1,133,000

Net loss for the period	(1,451,000)	(7,049,000)	(5,165,000)	(12,807,000)
Deficit, Beginning of period	(43,100,000)	(32,337,000)	(39,386,000)	(26,579,000)
Deficit, End of period	$(44,551,000)	$(39,386,000)	$(44,551,000)	$(39,386,000)

Net loss per share – basic and diluted	$(0.01)	$(0.08)	$(0.05)	$(0.16)

Weighted average number of common shares outstanding – basic and diluted	100,698,372	85,612,155	99,788,625	78,926,223

Consolidated Condensed Statements of Cash Flows

	For the three months ended December 31,		For the Year Ended December 31,
	2010	2009	2010	2009

Cash, beginning of period	$2,410,000	$403,000	$2,733,000	$744,000

Cash used in operating activities	1,106,000	(260,000)	396,000	(1,167,000)

Cash from (used in) investing activities:
Purchase of equipment	(11,000)	(4,000)	(27,000)	(39,000)
Deposits	(5,000)	20,000	(13,000)	(158,000)
Changes in non-cash investing working capital	-	-	(403,000)	(1,187,000)
Proceeds on disposal of investment	-	-	-	2,305,000
Proceeds from sales of oil and gas properties	1,604,000	-	1,604,000	5,543,000
Resource properties expenditures	(1,595,000)	(1,458,000)	(5,016,000)	(2,587,000)
Total cash from (used in) investing activities	(7,000)	(1,442,000)	(3,855,000)	3,877,000

Cash from (used in) financing activities	1,249,000	4,032,000	5,484,000	(721,000)

Cash, end of period	$4,758,000	$2,733,000	$4,758,000	$2,733,000

Further Information

The Fiscal Year-Ended December 31, 2010 audited financial statements, MD&A, and Annual Information Form are available on our Company’s website and on www.sedar.com

The reserve information as at December 31, 2010 is available in our Annual Information Form.
All of the Company's reserves herein reported were evaluated by independent evaluators in accordance with NI 51-101 and the COGE Handbook.  In 2010, GLJ Petroleum Consultants (“GLJ”), independent petroleum engineering consultants based in Calgary, Alberta were retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Reserves Assessment and Evaluation of Canadian Oil and Gas Properties”, is dated March 22, 2011 and has an effective date of December 31, 2010.

Gustavson Associates (“Gustavson”), an independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company.  Their report, titled “Reserve and Resources Evaluation Report, Dejour Energy (USA) Corp., Leasehold Uintah, Grand, and Emery Counties, Utah and Moffat, Rio Blanco, Garfield, Mesa, Delta, and Gunnison Counties, Colorado, USA” is dated March 23, 2011 and has an effective date of January 1, 2011.

About Dejour Energy Inc.

Dejour is an independent oil and natural gas company operating multiple exploration and production projects in North America’s  Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Non-GAAP Measures: This news release contains references to non-GAAP measures as follows:

Operating Cash Flow is a non-GAAP measure defined as net cash provided by operating activities before changes in assets and liabilities.

Operating Netback is a non-GAAP measure defined as revenues less royalties and operating and transportation expenses.

EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, interest expense and finance fee, and amortization, depletion and accretion.

Adjusted EBITDA excluodes certain items that management believes affect the comparability of operating results. Items excluded generally are non-cash items, one-time items or items whose timing or amount cannot be reasonably estimated.

Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Operating Cash Flow, Operating Netback, EBITDA and Adjusted EBITDA and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding our liquidity and our ability to generate funds to finance our operations.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil.  The term “BOE” may be misleading if used in isolation.  A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
Vancouver, BC Canada	Craig Allison
Phone: 604.638.5050 Facsimile: 604.638.5051	Phone: 914.882.0960
Email: investor@dejour.com	Email: callison@dejour.com